UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-38813

Maase Inc.

Building 48, Zhixin Manufacturing Valley Industrial Park, No. 52 Yangzhou Road, Economic Development
Zone, Laixi, Qingdao, Shandong Province, People’s Republic of China

Tel: +86-532-66030885

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Change in Chief Financial Officer

On December 31, 2025, Ms. Yuanfen Yang, the Chief Financial Officer of Maase Inc. (the “Company”), tendered her resignation to the board of directors (the “Board”) of the Company, effective on December 31, 2025. Ms. Yang’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On December 31, 2025, the Board appointed Ms. Jiaxing Shi as the Chief Financial Officer of the Company, effective on December 31, 2025.

Ms. Jiaxing Shi , age 35, has over a decade of experience in finance investment and operation. Ms. Shi served as the investment operations manager at YD Network Technology Co Ltd. from March 2024 to November 2025, overseeing its investment strategy and financial due diligence to optimize long-term returns. Prior to that, she served as senior audit professional at UHY LLP and Marcum LLP from 2022 to 2024. Prior to that, she held a senior manager position in financial reporting and investor relations at Aurora Mobile Ltd. (Nasdaq: JG) since 2018. She received her MBA degree in financial management from Goldey-Beacom College in 2018 and her master degree in accounting from St. John’s University in 2015. She received her bachelor’s degree from Inner Mongolia University of Finance and Economics in 2013.

There is no arrangement or understanding between Ms. Shi and any other person pursuant to which she was selected as an officer of the Company, and there is no family relationship between Ms. Shi and any of the Company’s other directors or executive officers. Since the beginning of the Company’s last fiscal year, there have been no transactions, and there are no currently proposed transactions, in which the Company was or is to be a participant and in which Ms. Shi had or will have a direct or indirect material interest that would be required to be reported under Item 404(a) of Regulation S-K.

In connection with the appointment, on December 31, 2025, the Company entered into an employment agreement with Ms. Shi. The terms of the agreement are consistent with the Company’s standard arrangements for its executive officers. The form of the employment agreement is filed as Exhibit 10.1 to this report on Form 6-K, terms of which are incorporated by reference herein.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Form of Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: December 31, 2025	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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